Exhibit 1

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
Tel:	(905) 713-6322
Fax:	(905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2007 SECOND QUARTER RESULTS

August 10, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) (“MID” or the “Company”) today announced its results for the three and six months ended June 30, 2007. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)	2007	2006	2007	2006
Revenues	$46,082	$46,578	$90,840	$90,317
Net income	$21,492	$29,167	$45,163	$51,339
Funds from operations (“FFO”) (2)	$31,282	$36,047	$65,485	$69,263
Diluted FFO per share (2)	$0.64	$0.75	$1.35	$1.43

	MID CONSOLIDATED(1)
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)	2007	2006	2007	2006
Revenues
Real Estate Business	$46,082	$46,578	$90,840	$90,317
Magna Entertainment Corp. (“MEC”) (3)	203,688	183,225	487,877	463,115
Eliminations	(5,082)	(7,528)	(9,944)	(13,924)
	$244,688	$222,275	$568,773	$539,508
Net income (loss)
Real Estate Business	$21,492	$29,167	$45,163	$51,339
MEC – continuing operations	3,663	(16,239)	37,267	(13,321)
Eliminations	(17,600)	153	(51,592)	(355)
Income (loss) from continuing operations	7,555	13,081	30,838	37,663
MEC – discontinued operations (4)	—	581	—	501
	$7,555	$13,662	$30,838	$38,164
Diluted earnings per share from continuing operations	$0.16	$0.27	$0.64	$0.78
Diluted earnings per share	$0.16	$0.28	$0.64	$0.79

(1)   Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s results of operations.  However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)   FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies.  However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. Please refer to “Reconciliation of Non-GAAP to GAAP Financial Measures” below.

(3)   Excludes revenues from MEC’s discontinued operations.

(4)   MEC’s discontinued operations for the three and six months ended June 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.

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REAL ESTATE BUSINESS OPERATING HIGHLIGHTS

The Real Estate Business did not have any projects come on-stream during the second quarter of 2007.  Four expansion projects under development for Magna International Inc. (“Magna”), three in Canada and one in the U.S., continued in the second quarter representing 64 thousand square feet of leaseable area with a budgeted cost of $16.7 million of which $12.7 million had been spent by June 30th.  At June 30, 2007, the Real Estate Business had 27.1 million square feet of leaseable area, with annualized lease payments of $165.0 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

During the quarter, we did not receive any new projects.  Magna continues to review its global manufacturing footprint, which may result in additional facilities owned by MID being rationalized.  For this, and other reasons, the pace of Magna-related construction projects may continue to be slow.

In addition, during the second quarter of 2007, the Real Estate Business acquired all of MEC’s interest and rights in a 205 acre parcel of land located in Bonsall, California, to be held for future development, for cash consideration of approximately $24.0 million.  The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC.  MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property.  The term of the lease is three years, subject to early termination by either party on four months written notice.

MAGNA ENTERTAINMENT CORP. STRATEGIC REVIEW

MEC announced yesterday that it has retained Greenbrook Capital Partners Inc. to conduct a strategic review of its operations.  The strategic review will be led by Greenbrook’s Senior Partner, Tom Hodgson, a former President and Chief Executive Officer of MEC.  Greenbrook expects to make its report to MEC’s Board of Directors by early September.  In the meantime and with immediate effect, MEC’s Board of Directors has approved the following actions:

•      relinquishing MEC’s racing license for the Romulus, Michigan location;

•      terminating MEC’s development plans for Dixon Downs and listing the property for sale;

•      ceasing racing at its Austrian racetrack, Magna Racino™, at the close of the current meet, which ends in November.  MEC intends to promptly evaluate other uses for the real estate, together with its existing facilities and significant infrastructure, with the intention of realizing the highest and best value for this property; and

•      listing for sale MEC’s 450 acre property in Ocala, Florida and 800 acre property in Porter, New York.

MEC expects the strategic review by Greenbrook to lead to further substantial initiatives to reduce debt and improve profits.

“We recognize that our relationship with MEC has been a topic of debate with some of our shareholders for some time now,” said John Simonetti, Chief Executive Officer.  “However, before we can entertain a transaction that may change this relationship, many factors need to be considered, including that MEC must drastically improve its operating performance and financial position.  We expect that the MEC strategic review will be a positive step in this regard.”

REAL ESTATE BUSINESS FINANCIAL RESULTS

Three Months Ended June 30, 2007

For the three months ended June 30, 2007, revenues were $46.1 million, a decrease of 1% from revenues of $46.6 million for the three months ended June 30, 2006.  The lower revenues are due to a $2.4 million reduction of interest and other income earned from the financing arrangements with certain subsidiaries of MEC (the “MEC Financing Arrangements”), partially offset by a $1.9 million increase in rental revenues.  The reduction of interest and other income from MEC is due to MEC’s repayment in full of the $112.0 million bridge loan (the “MEC Bridge Loan”) in November 2006, partially offset by additional income from increased levels in the MEC Financing Arrangements.  The higher rental revenues include $0.7 million from completed Magna projects which came on-stream in 2006 and $0.4 million from contractual rent increases on our existing rental portfolio.  Changes in foreign exchange rates increased rental revenues by $1.9 million while the impact of straight-line and other adjustments reduced revenues by $0.6 million.

FFO in the three months ended June 30, 2007 was $31.3 million, representing a decrease of 13% from FFO of $36.0 million for the three months ended June 30, 2006.  This decrease in FFO is due to a $0.5 million decrease in revenue and a $5.5 million increase in general and administrative expenses (discussed below), partially offset by decreases of $1.0 million in net interest expense and $0.3 million in current income tax expense.

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Net income for the second quarter of 2007 of $21.5 million decreased by 26% compared to net income of $29.2 million for the second quarter of 2006.  The decrease from the prior year resulted from decreases of $0.5 million in revenues and $1.9 million of dilution and other gains and increases of $5.5 million in general and administrative expenses, $0.5 million in depreciation and amortization and $1.6 million in income tax expense, partially offset by a $1.0 million reduction in net interest expense and a $1.4 million gain on disposal of real estate in the second quarter of 2007.

General and administrative expenses for the second quarter of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company’s evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company’s contribution to a not-for-profit organization established by Magna to assist Hurricane Katrina redevelopment efforts (the “Hurricane Katrina donation”), and (iii) $0.1 million of costs incurred in association with the Company’s defence against the oppression application brought by Greenlight Capital, Inc. and certain of its affiliates (see “GREENLIGHT CAPITAL LITIGATION” for further details).  General and administrative expenses for the second quarter of 2006 include a $0.7 million recovery under the Company’s insurance policy of costs incurred in association with the Company’s defence against the Greenlight Capital Litigation.  Excluding these items, general and administrative expenses increased by $0.6 million from $4.3 million in the second quarter of 2006 to $4.9 million in the second quarter of 2007, primarily due to increased salaries and related benefits and the weakening of the U.S. dollar in the second quarter of 2007 compared to the second quarter of 2006.  These increases in costs were partially offset by a reduction in professional fees related to the Company’s compliance with Sarbanes-Oxley legislation.

Net interest expense was $1.9 million in the three months ended June 30, 2007 ($3.7 million of interest expense less $1.8 million of interest income) compared to $2.9 million for the three months ended June 30, 2006 ($3.6 million of interest expense less $0.7 million of interest income). The decrease in net interest expense is due primarily to increased interest income, as the Real Estate Business had more cash available for short-term investment as a result of MEC repaying the MEC Bridge Loan in November 2006.

In the second quarter of 2007, the Real Estate Business realized a gain of $1.4 million on the disposal of an income-producing property in Europe.

During the three months ended June 30, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business’ foreign operations.  This gain, which was previously included in the accumulated comprehensive income component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations. The currency translation gain of $1.9 million has been excluded from the determination of the Real Estate Business’ FFO.

Six Months Ended June 30, 2007

For the six months ended June 30, 2007, revenues were $90.8 million, an increase of 1% over revenues of $90.3 million in the six months ended June 30, 2006.  The higher revenues are due to a $4.5 million increase in rental revenues, partially offset by a $4.0 million reduction of interest and other income from MEC.  The higher rental revenues include $1.7 million from completed Magna projects which came on-stream in 2006 and $0.8 million from contractual rent increases on our existing rental portfolio.  Changes in foreign exchange rates increased rental revenues by $2.6 million and the impact of straight-line and other adjustments reduced revenues by $0.6 million.  The reduction of interest and other income from MEC is due to MEC’s repayment in full of the MEC Bridge Loan in November 2006, partially offset by additional income from increased levels in the MEC Financing Arrangements.

FFO in the six months ended June 30, 2007 of $65.5 million represents a 5% decrease from FFO for the six months ended June 30, 2006 of $69.3 million.  The decrease in FFO is due to increases of $5.4 million in general and administrative expenses and $0.7 million of current income tax expense, partially offset by a $0.5 million increase in revenue and a $1.8 million reduction in net interest expense.

Net income for the six months ended June 30, 2007 of $45.2 million decreased by 12% compared to net income of $51.3 million for the six months ended June 30, 2006.  The decrease from the prior year resulted from a $1.3 million reduction in dilution and other gains and increases of $5.4 million in general and administrative expenses, $1.0 million in depreciation and amortization and $2.1 million in income tax expense, partially offset by a $1.8 million reduction in net interest expense and increases of $0.5 million in revenues and $1.4 million in the gain on disposal of real estate.

General and administrative expenses for the first six months of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company’s evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company’s

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Hurricane Katrina donation, and (iii) $0.2 million of costs associated with the Company’s defence against the Greenlight Capital Litigation.  General and administrative expenses for the first six months of 2006 include $0.6 million of costs incurred in association with the Company’s defence against the Greenlight Capital Litigation, which were offset by a $1.3 million recovery of such costs under the Company’s insurance policy.  Excluding these items, general and administrative expenses increased by $0.4 million to $9.3 million in the six months ended June 30, 2007 from $8.9 million in the prior year, primarily due to increased salaries and related benefits and the weakening of the U.S. dollar in the first six months of 2007 compared to the first six months of 2006.  These increases in costs were partially offset by a reduction in repairs and maintenance costs and reduced professional fees related to the Company’s compliance with Sarbanes-Oxley legislation.

During the six months ended June 30, 2006, the Real Estate business recognized a $1.3 million gain on the disposal of two income-producing properties.

Net interest expense was $3.5 million in the six months ended June 30, 2007 ($7.2 million of interest expense less $3.7 million of interest income) compared to $5.3 million for the six months ended June 30, 2006 ($7.0 million of interest expense less $1.7 million of interest income).  The decrease in net interest expense is due primarily to increased interest income, as the Real Estate Business had more cash available for short-term investment as a result of MEC repaying the MEC Bridge Loan in November 2006.

In the six months ended June 30, 2007, the Real Estate Business recognized a $1.4 million gain on the disposal of two income-producing properties, compared to a nominal gain on the sale of a property held for sale in the six months ended June 30, 2006.

During the six months ended June 30, 2007, the Real Estate Business recognized $0.7 million of net currency translation gains related to the translation of the Real Estate Business’ foreign operations compared to similar gains of $1.9 million in the first six months of 2006.  These gains, which were previously included in the accumulated comprehensive income component of equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.  These gains have been excluded from the determination of the Real Estate Business’ FFO.

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

At June 30, 2007, the market value of MID’s shareholding in MEC was $183.5 million, based on the Nasdaq closing price of $2.92 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

MEC’s racetracks operate for prescribed periods each year.  As a result, racing revenues and operating results for any quarter will not be indicative of MEC’s revenues and operating results for the year.  MEC’s results have been restated to distinguish between results from continuing operations and results from discontinued operations.  MEC’s discontinued operations for the three and six months ended June 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.

MEC’s revenues from continuing operations for the three and six months ended June 30, 2007 increased 11% to $203.7 million and 5% to $487.9 million, respectively, from the prior year comparable periods.  The increase in revenues in the second quarter of 2007 is primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, ten additional live race days at Golden Gate Fields in the second quarter of 2007 due to a change in the racing calendar, increased revenues from MEC’s acquisition in July 2006 of the remaining 70% equity interest of AmTote International, Inc. (the “AmTote Acquisition”) and increased revenues at XpressBet® due to a 31% increase in handle, partially offset by a reduction in handle and attendance at Thistledown and four fewer live race days at Lone Star Park in the second quarter of 2007.  The increase in revenues in the six months ended June 30, 2007 is primarily due to the same factors noted above for the second quarter of 2007 except that revenues were also negatively impacted by there being four fewer live race days at Golden Gate Fields and one fewer live race days at Santa Anita Park in the first six months of 2007 as well as lower attendance and wagering at Laurel Park and Pimlico due to inclement weather in the first quarter of 2007.

Earnings before interest, taxes, depreciation and amortization from MEC’s continuing operations excluding real estate disposal; gains, dilution and other gains and the minority interest impact (“EBITDA”) for the three and six months ended June 30, 2007 was $3.4 million and $27.7 million, respectively, compared to $1.7 million and $26.9 million, respectively, in the prior year.  The increase in EBITDA for the second quarter of 2007 is due to the increase in revenues of $20.5 million , partially offset by increases of $5.0 million in purses, awards and other expenses, $11.1 million in operating costs and

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$2.6 million in general and administrative expenses.  The increase in purses, awards and other expenses and operating costs are primarily due to increased expenses related to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007.  Increases in operating costs and general and administrative expenses were also driven by increased costs in MEC’s PariMax operations resulting from the AmTote Acquisition.  The increase in EBITDA for the six months ended June 30, 2007 is due to the increase in revenues of $24.8 million , partially offset by increases of $4.1 million in purses, awards and other expenses, $17.4 million in operating costs and $2.5 million in general and administrative expenses.  The increases in purses, awards and other expenses, operating costs and general and administrative expenses are primarily due to the same factors noted above for the second quarter of 2007.

MEC recorded net income of $3.7 million and $37.3 million for the three and six months ended June 30, 2007, respectively, compared to net losses of $15.7 million and $12.8 million in the three  and six months ended June 30, 2006, respectively.  Excluding the $0.6 million of income from discontinued operations in the three months ended June 30, 2006, the improvement in MEC’s net income in the second quarter of 2007 is due primarily to the improvement in EBITDA discussed above, a $3.2 million reduction in interest expense and a $17.6 million gain on the sale of the 205 acre parcel of land located in Bonsall, California to MID discussed earlier, partially offset by a $0.7 million increase in income tax expense and a $1.6 million reduction in the minority interest recovery.  The $3.2 million reduction in interest expense is due to the repayment of the MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under MEC’s $40.0 million senior secured revolving credit facility with a bank (the “MEC Credit Facility”) and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the MEC Financing Arrangements.  Excluding the $0.5 million of income from discontinued operations in the six months ended June 30, 2007, the improvement in MEC’s net income in the first six months of 2007 is primarily due to improvement in EBITDA discussed above, a $4.1 million reduction in interest expense and $45.8 million of increased gains on the sale of real estate.  The increase in the gains on disposal of real estate is driven by $48.7 million of gains recognized in the first six months of 2007 related to the sale of MEC’s interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million.

DIVIDENDS

MID’s Board of Directors has declared a dividend of $0.15 per share on MID’s Class A Subordinate Voting Shares and Class B Shares for the second quarter ended June 30, 2007.  The dividend is payable on or about September 15, 2007 to shareholders of record at the close of business on August 31, 2007.

MID has designated the entire amount of all past and future taxable dividends paid in 2006 and 2007 to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time unless indicated otherwise.  Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

GREENLIGHT CAPITAL LITIGATION

On August 2, 2005, Greenlight filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants’ factum.  The Company and the other respondents filed their responding facta in July 2007.  The Company continues to consider Greenlight’s oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

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CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the second quarter’s results on August 10, 2007 at 11:00 am EST.  The number to use for this call is 1-800-587-1893.  The number for overseas callers is 416-915-5763.  Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com.  The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America – 1-877-289-8525 and Overseas – 416-640-1917 (reservation number is 21242161 followed by the number sign) and the rebroadcast will be available until August 17, 2007.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe.  Virtually all of its income-producing properties are under lease to Magna and its subsidiaries.  MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Richard Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507.  For teleconferencing questions, please contact Louise Galinauskas at 905-726-7608.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
Net income	$21,492	$29,167	$45,163	$51,339
Add back (deduct):
Depreciation and amortization	10,216	9,740	20,147	19,111
Future income taxes	587	(939)	1,855	739
Gain on disposal of real estate,
net of income tax	(1,013)	—	(1,028)	(5)
Dilution and other gains	—	(1,921)	(652)	(1,921)
Funds from operations	$31,282	$36,047	$65,485	$69,263

Basic and diluted funds from operations per share	$0.64	$0.75	$1.35	$1.43

Average number of shares outstanding (thousands)
Basic	48,369	48,290	48,360	48,290
Diluted	48,419	48,343	48,416	48,345

FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2006, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2006.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 14)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 3)				– note 3)
Three Months Ended June 30,	2007	2006	2007	2006	2007	2006

Revenues
Rental revenue	$41,000	$39,050	$41,000	$39,050	$—	$—
Racing and other revenue	203,688	183,225	—	—	203,688	183,225
Interest and other income from MEC (note 14)	—	—	5,082	7,528	—	—
	244,688	222,275	46,082	46,578	203,688	183,225
Operating costs and expenses
Purses, awards and other	89,558	84,530	—	—	89,558	84,530
Operating costs	90,641	79,559	—	—	90,641	79,559
General and administrative	29,338	21,894	9,069	3,555	20,049	17,457
Depreciation and amortization	20,856	20,110	10,216	9,740	10,676	10,427
Interest expense, net	9,467	10,375	1,895	2,859	12,825	16,022

Operating income (loss)	4,828	5,807	24,902	30,424	(20,061)	(24,770)
Gain on disposal of real estate (note 14)	1,357	—	1,357	—	17,587	—
Dilution and other gains (note 9)	—	1,925	—	1,921	—	4
Income (loss) before income taxes and minority interest	6,185	7,732	26,259	32,345	(2,474)	(24,766
							)
Income tax expense (note 10)	8,579	6,242	4,767	3,178	3,812	3,064
Minority interest	(9,949)	(11,591)	—	—	(9,949)	(11,591)
Income (loss) from continuing operations	7,555	13,081	21,492	29,167	3,663	(16,239
							)
Income from discontinued operations (note 3)	—	581	—		—	581

Net income (loss)	$7,555	$13,662	$21,492	$29,167	$3,663	$(15,858)

Basic and diluted earnings per
Class A Subordinate Voting or
Class B Share (note 4)
- Continuing operations	$0.16	$0.27
- Discontinued operations (note 3)	—	0.01
Total	$0.16	$0.28
Basic and diluted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
- Basic	48,369	48,290
- Diluted	48,419	48,343

See accompanying notes

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 14)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 3)				– note 3)
Six Months Ended June 30,	2007	2006	2007	2006	2007	2006

Revenues
Rental revenue	$80,896	$76,393	$80,896	$76,393	$—	$—
Racing and other revenue	487,877	463,115	—	—	487,877	463,115
Interest and other income from MEC (note 14)	—	—	9.944	13,924	—	—
	568,773	539,508	90,840	90,317	487,877	463,115

Operating costs and expenses
Purses, awards and other	241,055	236,995	—	—	241,055	236,995
Operating costs	182,382	164,961	—	—	182,382	164,961
General and administrative	52,525	43,692	13,655	8,212	36,785	34,238
Depreciation and amortization	41,040	39,608	20,147	19,111	20,966	20,560
Interest expense, net	19,180	20,632	3,548	5,340	25,981	30,040

Operating income (loss)	32,591	33,620	53,490	57,654	(19,292)	(23,679)
Gain on disposal of real estate (note 14)	1,382	2,892	1,382	9	48,654	2,883
Dilution and other gains (note 9)	656	2,078	652	1,921	4	157
Income (loss) before income taxes and minority interest	34,629	38,590	55,524	59,584	29,366	(20,639)
Income tax expense (note 10)	12,887	10,557	10,361	8,245	1,195	2,312
Minority interest	(9,096)	(9,630)	—	—	(9,096)	(9,630)
Income (loss) from continuing operations	30,838	37,663	45,163	51,339	37,267	(13,321)
Income from discontinued operations (note 3)	—	501	—	—	—	501
Net income (loss)	$30,838	$38,164	$45,163	$51,339	$37,267	$(12,820)

Basic and diluted earnings per
Class A Subordinate Voting or
Class B Share (note 4)
– Continuing operations	$0.64	$0.78
– Discontinued operations (note 3)	—	0.01
Total	$0.64	$0.79

Average number of Class A
Subordinate Voting and Class B
Shares outstanding during the
period (in thousands) (note 4)
– Basic	48,360	48,290
– Diluted	48,416	48,344

See accompanying notes

Consolidated Statements of Comprehensive Income

(Refer to note 2 – Accounting Changes)

(U.S. dollars in thousands)

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006

Net income	$7,555	$13,662	$30,838	$38,164
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 9)	3	—	(56)	—
Foreign currency translation adjustment, net of minority interest (note 9)	24,485	40,006	38,848	54,061
Recognition of foreign currency translation gain in net income (note 9)	—	(1,921	(652)	(1,921)

Comprehensive income	$32,043	$51,747	$68,978	$90,304

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006

Deficit, beginning of period	$(53,084)	$(82,269)	$(69,112)	$(99,527)
Net income	7,555	13,662	30,838	38,164
Dividends	(7,256)	(7,243)	(14,511)	(14,487)

Deficit, end of period	$(52,785)	$(75,850)	$(52,785)	$(75,850)

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended June 30,	2007	(restated – note 3) 2006	2007	2006	2007	(restated – note 3) 2006

OPERATING ACTIVITIES
Income (loss) from continuing operations	$7,555	$13,081	$21,492	$29,167	$3,663	$(16,239)
Items not involving current cash flows (note 12)	10,315	6,594	9,804	3,046	(16,846)	5,433
Changes in non-cash balances (note 12)	15,491	(181)	390	(5,601)	15,079	4,078

Cash provided by (used in) operating activities	33,361	19,494	31,686	26,612	1,896	(6,728)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(31,607)	(41,436)	(30,350)	(17,385)	(25,139)	(24,051)
Proceeds on disposal of real estate properties and fixed assets, net	5,556	6,980	4,556	5,592	24,664	1,388
Decrease (increase) in other assets	(40)	(1,210)	60	(277)	(100)	(933)
Loan advances to MEC	—	—	(6,405)	(18,834)	—	—
Loan repayments from MEC	—	—	1,854	1,800	—	—

Cash used in investment activities	(26,091)	(35,666)	(30,285)	(29,104)	(575)	(23,596)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	741	—	—	—	741	—
Repayment of bank indebtedness	(15,000)	(5,500)	—	—	(15,000)	(5,500)
Issuance of long-term debt	3,865	5,207	—	—	3,865	5,207
Repayment of long-term debt	(15,956)	(6,527)	(98)	(90)	(15,858)	(6,437)
Loan advances from MID, net	—	—	—	—	6,402	18,444
Loan repayments to MID	—	—	—	—	(1,854)	(1,800)
Dividends paid	(14,511)	(14,487)	(14,511)	(14,487)	—	—

Cash provided by (used in) financing activities	(40,861)	(21,307)	(14,609)	(14,577)	(21,704)	9,914

Effect of exchange rate changes on cash and cash equivalents	2,176	1,906	2,163	2,051	13	(145)

Net cash flows used in continuing operations	(31,415)	(35,573)	(11,045)	(15,018)	(20,370)	(20,555)

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	319	—	—	—	319
Cash provided by investing activities	—	1,524	—	—	—	1,524
Cash used in financing activities	—	(1)	—	—	—	(1)

Net cash flows provided by discontinued operations (note 3)	—	1,842	—	—	—	1,842

Net decrease in cash and cash equivalents during the period	(31,415)	(33,731)	(11,045)	(15,018)	(20,370)	(18,713)
Cash and cash equivalents, beginning of period	234,822	137,945	159,028	81,748	75,794	56,197

Cash and cash equivalents, end of period	$203,407	$104,214	$147,983	$66,730	$55,424	$37,484

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Six Months Ended June 30,	2007	(restated – note 3) 2006	2007	2006	2007	(restated – note 3) 2006

OPERATING ACTIVITIES
Income (loss) from continuing operations	$30,838	$37,663	$45,163	$51,339	$37,267	$(13,321)
Items not involving current cash flows (note 12)	32,274	28,076	20,755	11,166	(38,103)	19,329
Changes in non-cash balances (note 12)	(7,344)	(27,122)	8,087	(7,784)	(15,260)	(20,565)

Cash provided by (used in) operating activities	55,768	38,617	74,005	54,721	(16,096)	(14,557)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(48,906)	(83,117)	(98,874)	(26,305)	(39,433)	(56,812)
Proceeds on disposal of real estate properties and fixed assets, net	8,330	14,225	5,394	5,822	90,550	8,403
Decrease (increase) in other assets	(1,035)	(1,804)	58	(957)	(1,093)	(847)
Loan advances to MEC	—	—	(16,683)	(62,124)	—	—
Loan repayments from MEC	—	—	2,360	1,800	—	—

Cash provided by (used) in investment activities	(41,611)	(70,696)	(107,745)	(81,764)	50,024	(49,256)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	15,741	—	—	—	15,741	—
Repayment of bank indebtedness	(21,515)	(5,500)	—	—	(21,515)	(5,500)
Issuance of long-term debt	4,140	5,207	—	—	4,140	5,207
Repayment of long-term debt	(49,331)	(10,173)	(189)	(176)	(49,142)	(9,997)
Loan advances from MID, net	—	—	—	—	16,329	60,577
Loan repayments to MID	—	—	—	—	(2,360)	(1,800)
Issuance of shares	1,058	—	1,058	—	—	—
Dividends paid	(14,511)	(14,487)	(14,511)	(14,487)	—	—

Cash provided by (used in) financing activities	(64,418)	(24,953)	(13,642)	(14,663)	(36,807)	48,487

Effect of exchange rate changes on cash and cash equivalents	3,413	2,757	3,499	2,954	(86)	(197)

Net cash flows used in continuing operations	(46,848)	(54,275)	(43,883)	(38,752)	(2,965)	(15,523)

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	5,378	—	—	—	5,378
Cash provided by investing activities	—	1,379	—	—	—	1,379
Cash used in financing activities	—	(5,728)	—	—	—	(5,728)

Net cash flows provided by discontinued operations (note 3)	—	1,029	—	—	—	1,029

Net decrease in cash and cash equivalents during the period	(46,848)	(53,246)	(43,883)	(38,752)	(2,965)	(14,494)
Cash and cash equivalents, beginning of period	250,255	157,460	191,866	105,482	58,389	51,978

Cash and cash equivalents, end of period	$203,407	$104,214	$147,983	$66,730	$55,424	$37,484

See accompanying notes

Consolidated Balance Sheets

(Refer to note 1 – Basis of Presentation)

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 14)		Real Estate Business		Magna Entertainment Corp.
As at	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$203,407	$250,255	$147,983	$191,866	$55,424	$58,389
Restricted cash (note 14)	27,314	40,708	5,553	6,514	21,761	34,194
Accounts receivable	46,746	43,740	7,213	7,749	39,533	35,991
Loan receivable from MEC (note 14)	—	—	3,609	3,108	—	—
Due from MID (note 14)	—	—	—	—	5,556	6,648
Income taxes receivable	13	1,934	13	1,354	—	580
Prepaid expenses and other	20,937	16,044	1,120	966	19,826	15,304
	298,417	352,681	165,491	211,557	142,100	151,106
Real estate properties, net (note 5)	2,252,423	2,188,774	1,481,397	1,348,621	826,529	845,191
Fixed assets, net	89,176	93,406	528	554	88,648	92,852
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets	7,393	11,711	887	3,061	6,506	14,276
Loans receivable from MEC (note 14)	—	—	197,056	182,876	—	—
Deferred rent receivable	14,321	13,818	14,321	13,818	—	—
Future tax assets	49,827	52,038	6,100	7,277	43,727	44,761
	$2,821,425	$2,822,296	$1,865,780	$1,767,764	$1,217,378	$1,258,054
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 6)	$741	$6,515	$—	$—	$741	$6,515
Accounts payable and accrued liabilities	135,911	157,274	20,121	13,317	115,790	143,957
Income taxes payable	11,871	7,083	11,180	7,083	691	—
Loan payable to MID (note 14)	—	—	—	—	3,609	3,108
Due to MEC (note 14)	—	—	5,556	6,648	—	—
Long-term debt due within one year	51,432	86,155	431	378	51,001	85,777
Deferred revenue	8,546	8,311	2,796	2,451	6,157	6,098
	208,501	265,338	40,084	29,877	177,989	245,455
Long-term debt (note 6)	90,434	99,850	6,347	5,991	84,087	93,859
Senior unsecured debentures, net	246,047	226,596	246,047	226,596	—	—
Note obligations, net	214,143	215,830	—	—	214,143	215,830
Loans payable to MID, net	—	—	—	—	191,247	182,876
Other long-term liabilities	16,717	15,787	—	—	16,717	15,787
Future tax liabilities	143,561	141,491	49,104	46,090	93,126	95,401
Minority interest	172,795	180,108	—	—	172,795	180,108
	1,092,198	1,145,000	341,582	308,554	950,104	1,029,316
Shareholders’ equity:
Share capital (note 7)	1,578,645	1,577,342
Contributed surplus (note 8)	2,674	2,667
Deficit	(52,785)	(69,112)
Accumulated comprehensive income (note 9)	200,693	166,399
	1,729,227	1,677,296	1,524,198	1,459,210	267,274	228,738
	$2,821,425	$2,822,296	$1,865,780	$1,767,764	$1,217,378	$1,258,054

Commitments and contingencies (note 15)

See accompanying notes

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

(All amounts as at June 30, 2007 and 2006 and for the three-month and six-month periods ended June 30, 2007 and 2006 are unaudited)

1.            BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, “MID” or the “Company”).  MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units (“Magna”).  The Company also holds an investment in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets.  The Company owns approximately 58% of MEC’s total equity, representing approximately 96% of the total voting power of its outstanding stock.  MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp.

The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC’s assets and the discharge of MEC’s liabilities in the normal course of business for the foreseeable future.  MEC has incurred net losses before minority interest recovery of $65.4 million, $107.4 million and $97.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and has a working capital deficiency of $35.9 million at June 30, 2007.  Accordingly, MEC’s ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and meet its obligations with respect to secured and unsecured creditors, none of which is assured.  During the six months ended June 30, 2007, MEC sold all of its interests and rights in four real estate properties to MID for aggregate proceeds of approximately $89.1 million (note 14).  MEC is continuing to pursue other funding sources, which may include further asset sales, partnerships and raising capital through equity offerings, any of which may involve MID.  The success of these efforts is not determinable at this time (see note 16(b)).  These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

The uncertainty regarding MEC’s ability to continue as a going concern does not impact the realization of the Company’s assets and discharge of its liabilities in the normal course of business.

MEC’s racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year.  MEC’s racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in MEC’s revenues and operating results.

(b)   Consolidated Financial Statements

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2006.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006, except as disclosed in note 2.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at June 30, 2007 and 2006, and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2007 and 2006.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments as described in note 13 to the unaudited interim consolidated financial statements.  Transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions between these two segments, which are further described in note 14, are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to reflect the restatement for MEC’s discontinued operations (note 3(b)).

2.     ACCOUNTING CHANGES

The Canadian Institute of Chartered Accountants issued three new standards in January 2005 (which have since been further amended) in Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments — Recognition and Measurement”, and 3865, “Hedges”.  These standards provide guidance for the recognition, classification and measurement of financial instruments in financial statements as follows:

•      All financial instruments, including derivatives, are to be included on a company’s balance sheet and measured, either at their fair values or, under certain circumstances, at cost or amortized cost. The standards also specify when unrealized gains and losses as a result of changes in fair values are to be recognized in the consolidated statement of income (loss).

•      Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

•      Certain unrealized gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the consolidated statement of income (loss) in “other comprehensive income”.

These new standards are required to be adopted on a prospective basis for annual and interim periods in the first fiscal year beginning on or after October 1, 2006.  In accordance with the prescribed transitional provisions, the Company adopted these standards effective January 1, 2007 without restatement of prior periods, except to classify the “currency translation adjustment” component of shareholders’ equity as a component of “accumulated comprehensive income”.

Under the new standards, all of the Company’s consolidated financial assets must be classified as “held for trading”, “held to maturity”, “loans and receivables” or “available-for-sale” and all of the Company’s consolidated financial liabilities must be classified as “held for trading” or “other financial liabilities”.  All of the Company’s consolidated financial instruments are initially measured at fair value with subsequent measurement depending on the classification of each financial instrument.

“Held for trading” financial assets, which include “cash and cash equivalents” and “restricted cash”, are measured at fair value and all gains and losses are included in net income in the period in which they arise.  “Loans and receivables”, which include “accounts receivable” and certain “other assets” are recorded at amortized cost.  The Company does not currently have any consolidated financial assets classified as “held to maturity” or “available for sale”.

“Other financial liabilities”, which include “bank indebtedness, “accounts payable and accrued liabilities”, “dividends payable”, current and non-current portions of “long-term debt”, “senior unsecured debentures, net”, and “note obligations, net” are recorded at amortized cost.  The Company does not currently have any consolidated financial liabilities classified as “held for trading”.

These standards had the following impact on the Company’s unaudited interim consolidated financial statements upon adoption:

Increase
As at January 1, 2007	(Decrease)
Assets
Real Estate Business – other assets – deferred financing costs (i)	$(2,216)
MEC – other assets – deferred financing costs (i)	(9,191)
MEC – other assets – interest rate swaps (iii)	439
Eliminations – other assets	5,626
Consolidated assets	$(5,342)

Liabilities
Real Estate Business – senior unsecured debentures (i)	$(2,216)
MEC – long-term debt due within one year (i)	(23)
MEC – note obligations (i)	(3,542)
MEC – loans payable to MID (i)	(5,626)
MEC – future tax liabilities (iii)	176
MEC – minority interest (iii)	109
Eliminations – loans payable to MID	5,626
Consolidated liabilities	(5,496)

Shareholders’ equity
MEC – accumulated comprehensive income (ii), (iii)	154
Consolidated shareholders’ equity	154
Consolidated liabilities and shareholders’ equity	$(5,342)

(i)             Deferred Financing Costs

As permitted by the new standards, the Company’s policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheet net of the related financing costs with the net balance accreting to the face value of the debt over its term.  Prior to January 1, 2007, the Company included deferred financing costs on the consolidated balance sheet in “other assets”.

(ii)          Other Comprehensive Income and Accumulated Comprehensive Income

The new standards require the presentation of a new statement of comprehensive income, which is comprised of net income, the net unrealized foreign exchange gain or loss for the period related to the Company’s net investment in foreign operations and changes in unrealized gains or losses related to cash flow hedges.  Similarly, these changes are required to be accumulated on the consolidated balance sheet in a separate component of shareholders’ equity, “accumulated comprehensive income”.

(iii)  Hedging Derivative Financial Instruments

The new standards require all hedging derivative financial instruments to be recognized on the consolidated balance sheet at fair value.

The types of hedging relationships that qualify for hedge accounting have been specified under the new standards but do not have an impact on the Company’s policies or criteria for the use of financial instruments and hedge accounting.  A description of the Company’s policies for the use of derivative financial instruments is included in notes 1 and 20 to the Company’s consolidated financial statements for the year ended December 31, 2006.  The new standards did not impact the accounting for the Company’s use of derivative financial instruments at January 1, 2007 except as discussed below for interest rate swaps.

Interest Rate Swaps

MEC occasionally utilizes interest rate swap contracts as hedging instruments to hedge exposure to interest rate fluctuations on its variable rate debt.  These swap contracts are accounted for using hedge accounting with the fair value of the hedging instrument being recognized on the Company’s consolidated balance sheet.  To the extent that changes in the fair value of the hedging instrument offsets changes in the fair value of the hedged item, they are recorded in “other comprehensive income”.  Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statement of income (loss).

For hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized in the consolidated statement of income (loss) over the remaining term of the original hedge.  If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in the consolidated statement of income (loss).

On January 1, 2007, MEC’s interest rate swaps were measured and recognized as an asset with a fair value of $439 thousand with a related future tax liability of $176 thousand and minority interest liability of $109 thousand, resulting in a net amount of $154 thousand being recorded in opening accumulated comprehensive income.  This amount is expected to be reclassified to the consolidated statement of income over the year ended December 31, 2007.

3.     BUSINESS DISPOSALS

(a)          Divestiture of The Meadows

On November 14, 2006, MEC completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each an MEC wholly-owned subsidiary through which MEC owned and operated The Meadows, MEC’s standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, “Millennium-Oaktree”).  On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the “Meadows Holdback Note”).  Under the terms of the Meadows Holdback Note, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the Meadows Holdback Note, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows (as defined in the terms of the Meadows Holdback Note), in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC.  The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows for at least five years.

MEC recognized a $115.2 million gain on this sale transaction in the fourth quarter of 2006.  Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

MEC was required to use the proceeds from the sale of The Meadows to fully repay the bridge loan between a subsidiary of MID (the “MID Lender”) and MEC (the “MEC Bridge Loan” – note 14), to permanently pay down $39.0 million of the principal amount outstanding under MEC’s senior secured credit facility (the “MEC Credit Facility” – note 6), to repay $2.0 million of the BE&K Loan (as defined in note 14) and to place $15.0 million into escrow with the MID Lender (note 14).

(b)          Discontinued Operations

(i)             On November 1, 2006, a wholly-owned subsidiary of MEC completed the sale of the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna, a related party, for a sale value of 30.0 million euros ($38.3 million), which included cash consideration of 13.2 million euros ($16.9 million), net of transaction costs, and 16.8 million euros ($21.4 million) of debt assumed by Magna.  MEC recognized a gain on disposition of $20.9 million at the date of disposition.

(ii)          On August 25, 2006, a wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club located in Aurora, Ontario to Magna, a related party, for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs.  MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC’s carrying value of the assets disposed over their fair values at the date of disposition.  Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

(iii)       On May 26, 2006, MEC completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain at the date of disposition of $1.5 million.  MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 6).

MEC’s results of operations related to discontinued operations for the three and six months ended June 30, 2006 are shown in the following table:

	Three Months	Six Months
	Ended June	Ended June
	30, 2006	30, 2006
Revenues	$5,584	$9,528
Costs and expenses	4,149	6,825
	1,435	2,703
Depreciation and amortization	740	1,441
Interest expense, net	684	1,341
Income (loss) before undernoted items	11	(79)
Gain on disposition	1,495	1,495
Income before income taxes and minority interest	1,506	1,416
Income tax expense	513	559
Minority interest	412	356
Income from discontinued operations	$581	$501

MEC did not have any assets or liabilities related to discontinued operations at June 30, 2007 or December 31, 2006.

4.              EARNINGS PER SHARE

Diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2007 and 2006 are computed as follows:

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
Income from continuing operations	$7,555	$13,081	$30,838	$37,663
Income from discontinued operations	—	581	—	501
Net income	$7,555	$13,662	$30,838	$38,164
Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,369	48,290	48,360	48,290

Stock options (thousands)	50	53	56	54
	48,419	48,343	48,416	48,344
Diluted earnings per Class A
Subordinate Voting or Class B Share
– from continuing operations	$0.16	$0.27	$0.64	$0.78
– from discontinued operations	—	0.01	—	0.01
	$0.16	$0.28	$0.64	$0.79

The computation of diluted earnings per share for the three and six months ended June 30, 2006 excludes the effect of the potential exercise of 20,000 and 16,593 options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

5.              REAL ESTATE PROPERTIES

	June	December
As at	30, 2007	31, 2006
Real Estate Business
Income-producing properties under operating leases
Land	$210,730	$206,990
Buildings, parking lots and roadways – cost	1,340,718	1,298,073
Buildings, parking lots and roadways – accumulated depreciation	(303,494)	(274,931)
	1,247,954	1,230,132
Development properties
Land and improvements	218,572	115,910
Properties under development	12,742	648
	231,314	116,558
Properties held for sale	2,129	1,931
	1,481,397	1,348,621
MEC
Revenue-producing racetrack properties
Land and improvements	197,632	208,355
Buildings – cost	632,559	631,495
Buildings – accumulated depreciation	(188,043)	(177,538)
Construction in progress	43,844	19,024
	685,992	681,336
Under-utilized racetrack properties	92,314	96,951
Development properties
Land and improvements	25,312	45,737
Properties under development	13,435	11,308
	38,747	57,045
Revenue-producing non-racetrack properties
Land and improvements	6,468	6,521
Buildings – cost	3,088	3,410
Buildings – accumulated depreciation	(80)	(72)
	9,476	9,859
	826,529	845,191
Eliminations (note 14)	(55,503)	(5,038)
Consolidated	$2,252,423	$2,188,774

6.     BANK INDEBTEDNESS AND LONG TERM DEBT

(a)          On March 29, 2007, MEC amended the MEC Credit Facility of $40.0 million to extend the maturity date from March 30, 2007 to June 29, 2007 and to modify a financial performance maintenance covenant relating to earnings before interest, income taxes, depreciation and amortization.  On June 29, 2007, the maturity date was extended to October 1, 2007.  Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit and loans under the MEC Credit Facility bear interest at the U.S. base rate plus 5% or the London Interbank Offered Rate (“LIBOR”) plus 6%.  Borrowings under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries.  At June 30, 2007 and December 31, 2006, MEC had no borrowings under the MEC Credit Facility but had issued letters of credit totalling $24.7 million, such that $15.3 million was unused and available.

(b)         MEC’s wholly-owned subsidiary, The Santa Anita Companies, Inc. (“SAC”), which owns and operates Santa Anita Park, has a $10.0 million revolving loan arrangement under its existing credit facility.  The revolving loan arrangement matures on October 8, 2007, is guaranteed by MEC’s wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated (“LATC”), and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC.  At June 30, 2007, there were no borrowings under the revolving loan agreement (December 31, 2006 — $6.5 million).  Borrowings under the revolving loan agreement bear interest at the U.S. prime rate.  The weighted average interest rate on the borrowings outstanding under the revolving loan agreement at December 31, 2006 was 8.3%.

(c)          On May 11, 2007, AmTote International, Inc. (“AmTote”), MEC’s wholly-owned subsidiary, completed a refinancing of its existing credit facilities with a new lender.  The refinancing included (i) a $3.0 million revolving credit facility to finance working capital requirements (the “AmTote Credit Facility”), (ii) a $4.2 million term loan for the repayment of AmTote’s debt outstanding under its existing term loan facilities, and (iii) a $10.0 million term loan to finance up to 80% of eligible capital costs related to tote service contracts.  The AmTote Credit Facility matures on May 11, 2008 and borrowings under the AmTote Credit Facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.5%.  The $4.2 million term loan matures on May 11, 2011 and the $10.0 million term loan matures on May 11, 2012, with both facilities bearing interest at LIBOR plus 2.8%.  The AmTote Credit Facility and the two term loan facilities are collateralized by a first charge on AmTote’s assets and a pledge of stock of AmTote.  At June 30, 2007, AmTote had borrowed $0.7 million under the AmTote Credit Facility, which is included in MEC’s bank indebtedness on the Company’s unaudited interim consolidated balance sheet, such that $2.3 million of the AmTote Credit Facility was unused and available.  At June 30, 2007, $3.8 million was outstanding under the $4.2 million term loan facility, which is included in MEC’s long-term debt on the Company’s unaudited interim consolidated balance sheet, and there were no borrowings under the $10.0 term loan facility.  At June 30, 2007, the weighted average interest rates on the borrowings under the AmTote Credit Facility and the term loan were 7.8% and 8.1%, respectively.

7.     SHARE CAPITAL

Changes in the Company’s Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate
	Voting Shares		Class B Shares		Total
		Stated		Stated		Stated
	Number	Value	Number	Value	Number	Value
Shares issued and outstanding, December 31, 2005, March 31, 2006 and June 30, 2006	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909
Issued on exercise of stock options	30,000	1,043	—	—	30,000	1,043
Shares issued and outstanding, September 30, 2006	47,772,083	1,559,059	548,238	17,893	48,320,321	1,576,952
Issued on exercise of stock options	10,000	390	—	—	10,000	390
Shareholder conversion of Class B shares to Class A Subordinate Voting Shares	825	27	(825)	(27)	—	—
Shares issued and outstanding, December 31, 2006	47,782,908	1,559,476	547,413	17,866	48,330,321	1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303
Shares issued and outstanding, March 31, 2007 and June 30, 2007	47,821,364	$1,560,779	547,413	$17,866	48,368,777	$1,578,645

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange (“TSX”) on September 29, 2006, the Company may, from October 4, 2006 to October 3, 2007, purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.  To date, the Company has not purchased any Class A Subordinate Voting Shares under its normal course issuer bid program.

8.     CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus are shown in the following table:

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
Contributed surplus, beginning of period	$2,547	$2,249	$2,667	$2,112
Stock-based compensation	127	93	252	230
Transfer to share capital on exercise of stock options	—	—	(245)	—
Contributed surplus, end of period	$2,674	$2,342	$2,674	$2,342

9.     ACCUMULATED COMPREHENSIVE INCOME

Changes in the Company’s accumulated comprehensive income are shown in the following table:

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
Accumulated comprehensive income, beginning of period	$176,205	$121,015	$166,399	$106,960
Adjustment for change in accounting policy related to the fair value of interest rate swaps (note 2)	—	—	154	—
Change in fair value of interest rate swaps, net of taxes and minority interest	3	—	(56)	—
Foreign currency translation adjustment, net of minority interest (i)	24,485	40,006	34,848	54,061
Recognition of foreign currency translation gain in net income (ii)	—	(1,921)	(652)	(1,921)
Accumulated comprehensive income, end of period (iii)	$200,693	$159,100	$200,693	$159,100

(i)    During the three and six months ended June 30, 2007 and 2006, the Company recorded unrealized foreign currency translation gains related to its net investments in currencies other than the U.S. dollar, primarily due to the strengthening of the euro and the Canadian dollar against the U.S. dollar.

(ii)   Included in the Real Estate Business’ “dilution and other gains” for the six months ended June 30, 2007 is a $0.7 million currency translation gain (three and six months ended June 30, 2006 – $1.9 million) realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

(iii)  Accumulated comprehensive income consists of:

	June	December
As at	30, 2007	31, 2006
Foreign currency translation adjustment, net of minority interest	$200,595	$166,399
Fair value of interest rate swaps, net of taxes and minority interest	98	—
	$200,693	$166,399

10.  INCOME TAXES

The Real Estate Business’ income tax expense for the three and six months ended June 30, 2006 includes a future tax recovery of $2.1 million realized from the reduction in the future Canadian tax rate, enacted in June 2006, from 36.1% to 33.0%.

11.  STOCK-BASED COMPENSATION

(a)   On August 29, 2003, MID’s Board of Directors approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. At June 30, 2007, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID’s Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

Activity in the MID Plan was as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price (Cdn. $)	Number	Price (Cdn. $)
Stock options outstanding, January 1	465,000	36.08	390,000	33.49
Granted	—	—	20,000	39.12
Exercised	(38,456)	32.19	—	—
Stock options outstanding, March 31 and June 30	426,544	36.43	410,000	33.77
Stock options exercisable, June 30	216,544	34.92	204,000	33.39

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model.  The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control.  Because the Company’s outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of the Company’s stock options.  The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
Risk-free interest rate	—	—	—	4.0%
Expected dividend yield	—	—	—	1.76%
Expected volatility of MID’s Class A Subordinate Voting Stock	—	—	—	21.3%
Weighted average expected life (years)	—	—	—	3.0
Weighted average fair value per option granted	—	—	—	$5.67

In 2007, the Company has committed to grant an aggregate of 125 thousand stock options to three members of senior management at a future date (the “Grant Date”) once certain conditions are met.  If such options are granted, the exercise price will be determined on the Grant Date in accordance with the MID Plan.  Subsequent to June 30, 2007, 35,000 stock options with an exercise price of Cdn. $41.17 were forfeited.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the “DSP”), which provides for a deferral of up to 100% of each outside director’s total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company.  The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company’s Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined.  The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares.  The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares.  Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.  Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time.  There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.  During the three and six months ended June 30, 2006, 11,715 DSUs were redeemed by a former director for $0.4 million.

A reconciliation of the changes in DSUs outstanding is presented below:

	2007	2006
DSUs outstanding, January 1	27,319	23,092
Granted	4,241	3,984
DSUs outstanding, March 31	31,560	27,076
Granted	3,025	3,882
Redeemed	—	(11,715)
DSUs outstanding, June 30	34,585	19,243

During the three and six months ended June 30, 2007, the Real Estate Business recognized stock-based compensation expense of $0.2 million (2006 – $0.2 million) and $0.5 million (2006 – $0.5 million), respectively, which includes $0.1 million (2006 – $0.1 million) and $0.3 million (2006 – $0.3 million), respectively, pertaining to DSUs.

(b)   MEC has a Long-term Incentive Plan (the “MEC Plan”), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC’s directors, officers, employees, consultants, independent contractors and agents.  A maximum of 9.2 million shares of MEC’s Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 7.8 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the MEC Plan.

During 2005, MEC introduced an incentive compensation program (the “MEC Program”) for certain officers and key employees, which awards performance shares of MEC’s Class A Subordinate Voting Stock (the “2005 Performance Share Awards”) as contemplated under the MEC Plan.  The number of shares of Class A Subordinate Voting Stock underlying the 2005 Performance Share Awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC’s Board of Directors.  The 2005 Performance Shares Awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments.  The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007.  At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards outstanding with a grant-date market value of either $6.26 or Cdn. $7.61 per share.  During the year ended December 31, 2006, 131,751 (six months ended June 30, 2006 – 75,907) 2005 Performance Share Awards were issued with a stated value of $0.8 million (six months ended June 30, 2006 – $0.5 million), and 4,812 2005 Performance Share Awards were forfeited.  During the six months ended June 30, 2007, 62,908 2005 Performance Share Awards were issued with a stated value of $0.2 million.  Accordingly, there are no 2005 Performance Share Awards remaining to be issued under the MEC Program at June 30, 2007.

In 2006, MEC continued the MEC Program as described in the preceding paragraph.  The program is similar in all respects except that the performance shares granted in 2006 vest over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007 (the “2006 Performance Share Awards”).  During the year ended December 31, 2006, 161,099 (six months ended June 30, 2006 – 161,099) 2006 Performance Share Awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share, 1,616 (six months ended June 30, 2006 – 1,616) 2006 Performance Share Awards were issued with a nominal stated value, and 42,622 (six months ended June 30, 2006 – 3,299) 2006 Performance Share Awards were forfeited.  During the six months ended June 30, 2007, 110,384 2006 Performance Share Awards were issued with a stated value of $0.4 million and 6,477 2006 Performance Share Awards were forfeited.  Accordingly, there are no 2006 Performance Share Awards remaining to be issued under the MEC Program at June 30, 2007.

In the six months ended June 30, 2007, MEC issued 30,941 (six months ended June 30, 2006 – 25,896) shares of Class A Subordinate Voting Stock with a stated value of $0.1 million (six months ended June 30, 2006 – $0.2 million) to MEC’s directors in payment of services rendered.

MEC grants stock options (“MEC Stock Options”) to certain directors, officers, key employees and consultants to purchase shares of MEC’s Class A Subordinate Voting Stock. All MEC Stock Options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options.

Activity in the MEC Plan was as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price (Cdn. $)	Number	Price (Cdn. $)
MEC Stock Options outstanding, January 1	4,905,000	6.08	4,827,500	6.14
Forfeited or expired	(166,000)	6.74	—	—
MEC Stock Options outstanding, March 31	4,739,000	6.06	4,827,500	6.14
Forfeited or expired	(25,000)	5.71	(64,000)	6.80
MEC Stock Options outstanding, June 30	4,714,000	6.07	4,763,500	6.13
MEC Stock Options exercisable, June 30	4,351,668	6.07	4,245,415	6.08

The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 11(a)).

During the three and six months ended June 30, 2007, MEC recognized total stock-based compensation expense of $0.1 million (2006 – $0.6 million) and $0.3 million (2006 – $1.7 million), respectively relating to performance share awards, director compensation and stock options under the MEC Plan.

12.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)   Items not involving current cash flows:

	Three Months		Six Months
	Ended June 30,		Ended June 30,
		(restated		(restated
		— note 3)		— note 3)
	2007	2006	2007	2006
Real Estate Business
Straight-line rent adjustment	$145	$(104)	$237	$68
Stock-based compensation expense	207	210	537	498
Depreciation and amortization	10,216	9,740	20,147	19,111
Interest income from MEC	(75)	(4,018)	(143)	(7,474)
Gain on disposal of real estate	(1,357)	—	(1,382)	(9)
Future income taxes	587	(939)	1,855	739
Dilution and other gains	—	(1,921)	(652)	(1,921)
Other	81	78	156	154
	9,804	3,046	20,755	11,166
MEC
Stock-based compensation expense	70	602	272	1,689
Gain on disposal of real estate	(17,587)	—	(48,654)	(2,883)
Depreciation and amortization	10,676	10,427	20,966	20,560
Interest expense with MID	75	4,018	75	6,626
Amortization of debt issuance costs	471	2,101	926	3,752
Dilution and other gains	—	(4)	(4)	(157)
Future income taxes	(190)	(368)	(1,568)	(713)
Minority interest	(9,949)	(11,591)	(9,096)	(9,630)
Other	(412)	248	(1,020)	85
	(16,846)	5,433	(38,103)	19,329
Eliminations (note 14)	17,357	(1,885)	49,622	(2,419)
Consolidated	$10,315	$6,594	$32,274	$28,076

(b)   Changes in non-cash balances:

	Three Months		Six Months
	Ended June 30,		Ended June 30,
		(restated		(restated
		— note 3)		— note 3)
	2007	2006	2007	2006
Real Estate Business
Accounts receivable	$1,136	$(1,318)	$694	$(2,206)
Loan receivable from MEC	—	(878)	—	(389)
Prepaid expenses and other	123	(2,719)	45	(3,143)
Accounts payable and accrued liabilities	(2,408)	(4,290)	2,060	(2,076)
Income taxes	2,468	640	5,015	(1,059)
Deferred revenue	(929)	2,964	273	1,089
	390	(5,601)	8,087	(7,784)
MEC
Restricted cash	19,767	19,361	12,433	992
Accounts receivable	24,031	20,286	(2,397)	(3,236)
Prepaid expenses and other	(4)	3,978	(4,646)	(3,709)
Accounts payable and accrued liabilities	(29,295)	(39,308)	(22,225)	(11,607)
Income taxes	3,708	3,362	1,516	(328)
Loan Payable to MID	—	878	—	389
Deferred revenue	(3,128)	(4,479)	59	(3,066)
	15,079	4,078	(15,260)	(20,565)
Eliminations (note 14)	22	1,342	(171)	1,227
Consolidated	$15,491	$(181)	$(7,344)	$(27,122)

13.  SEGMENTED INFORMATION

The Company’s reportable segments reflect how the Company is organized and managed by senior management.  The Company’s operations are segmented in the Company’s internal financial reports between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC).  The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company’s Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.  The Company’s reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, the Czech Republic, Spain and Poland.  Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna’s automotive operating units.  The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eight thoroughbred racetracks, one standardbred racetrack, two racetracks that run both thoroughbred and quarterhorse meets, and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks.  Three of MEC’s racetracks (two in the United States and one in Austria) include casino operations with alternative gaming machines.  In addition, MEC operates off-track betting (“OTB”) facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™.  Pursuant to a joint venture with Churchill Downs Incorporated (“CDI”), MEC also owns a 50% interest in HorseRacing TV™ (“HRTV™”), a television network focused on horseracing.  In April 2006, MEC entered into an agreement with CDI and Racing UK Limited to partner in a subscription television channel called “Racing World” that broadcasts races from MEC’s and CDI’s racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland.  MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry.  To support certain of MEC’s thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a lease agreement with MID (note 14), operates an additional thoroughbred training centre situated near San Diego, California.  MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.  In addition to racetracks, MEC’s real estate portfolio includes a residential development in Austria.

As described in note 1, the Company’s unaudited interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

14.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company’s Chairman and the Chairman of Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna’s Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Project Financings and Bridge Loan

(i)    MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park ($162.3 million and $34.2 million, respectively, plus costs and capitalized interest as discussed below) (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (other than the new tranches of the Gulfstream Park project financing facility described below) bore interest at a floating rate equal to 2.55% above MID’s per annum notional cost of borrowing under its floating rate credit facility, compounded monthly.  Since the relevant completion date (or since inception for the new tranches of the Gulfstream Park project financing facility described below), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended).  However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  During the three and six months ended June 30, 2007, $1.2 million and $1.7 million, respectively, of such payments were made.  Commencing January 1, 2007, the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended to May 1, 2007, at which time monthly payments commenced).

In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases.  Such funds, which would ordinarily be “trapped” at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis.  The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million plus costs and capitalized interest by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of an aggregate of 1,221 slot machines.  The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches.  Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park’s total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.  The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

At June 30, 2007, there were balances of $134.2 million (December 31, 2006 – $134.8 million), $24.2 million (December 31, 2006 – 19.4 million) and $12.2 million (December 31, 2006 – nil) due under the initial tranche, the July 2006 slots tranche and the December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility.  A balance of $30.1 million (December 31, 2006 – $31.7 million) was due under the Remington Park project financing facility.  The current portion of the MEC Project Financing Facilities at June 30, 2007 was $3.6 million (December 31, 2006 – $3.1 million).  The non-current portion of the MEC Project Financing Facilities of $191.2 million, as reflected in MEC’s “loans payable to MID, net” on the Company’s unaudited interim balance sheet, is net of $5.8 million of unamortized deferred financing costs.  This net balance is being accreted to its face value over the terms to maturity of the MEC Project Financing Facilities.

In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the “Gulfstream Escrow”) with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs.  In addition, in November 2006, MEC deposited into the Gulfstream Escrow sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness under a loan from BE&K, Inc. (“BE&K”), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project (the “BE&K Loan”).  At June 30, 2007, the amount held under the Gulfstream Escrow (including accrued interest) was $5.6 million (December 31, 2006 – $6.5 million).  All funds in the Gulfstream Escrow are reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

(ii)   MEC Bridge Loan

In July 2005, the MID Lender provided MEC with the MEC Bridge Loan of up to $100.0 million expiring August 31, 2006.  The MEC Bridge Loan bore interest, at MEC’s option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%.  In addition, MEC was subject to an annual commitment fee equal to 1.0% of the undrawn facility.

In July 2006, the maturity date of the MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of MEC’s final closing of the sale of The Meadows.  Further, in September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan.  Pursuant to the terms of the September 2006 amendments, and as result of MEC not completing its sale of The Meadows by a specified deadline, the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006.

On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the MEC Bridge Loan.  Accordingly, the MEC Bridge Loan was terminated and the MID Lender has released the security provided to it under the facility.

Approximately $10.5 million of costs have been incurred, including $0.3 million in the six months ended June 30, 2007, in association with the MEC Project Financing Facilities and the MEC Bridge Loan.  At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities.  At a consolidated level, such costs are charged to “general and administrative” expenses in the periods in which they are incurred.

All interest and fees charged by the Real Estate Business relating to the MEC Project Financing Facilities and the MEC Bridge Loan, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC’s related deferred financing costs, are eliminated from the Company’s consolidated results of operation and financial position.

(b)   MEC Real Estate Acquired by MID

During the first quarter of 2007, MID acquired all of MEC’s interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario, a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC’s Palm Meadows Training Center.  MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights and granted MEC a profit participation right in respect of each property under which MEC is entitled to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

During the second quarter of 2007, MID acquired all of MEC’s interest and rights in a 205 acre parcel of land located in Bonsall, California, to be held for future development, for cash consideration of approximately $24.0 million.  The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC.  MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property.  The term of the lease is three years, subject to early termination by either party on four months written notice.

At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the three and six months ended June 30, 2007 of $17.6 million and $48.7 million, respectively.  The effects of these transactions are eliminated from the Company’s unaudited interim consolidated results of operations and financial position, except that $0.2 million and $1.8 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated “general and administrative” expenses in the three and six months ended June 30, 2007, respectively.

(c)   Hurricane Katrina Relief Effort

In October 2005, the Real Estate Business purchased 791 acres of land in Simmesport, Louisiana for $2.4 million.  In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources.  In the second quarter of 2007, the Real Estate Business committed to donating the remaining 741 acres of land to the same not-for-profit organization.  As a result, $2.0 million of costs associated with this further donation has been included in the Real Estate Business’ “general and administrative” expenses in the three and six months ended June 30, 2007.  At June 30, 2007, the Real Estate Business has accrued a liability of $2.4 million for the carrying value of the land to be donated.  The founding members and officers of the not-for-profit organization are officers and employees of MID and Magna.

(d)   MEC’s Sales to Magna

On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna.  A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million.  MEC used the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 6).

15.  COMMITMENTS AND CONTINGENCIES

(a)   In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)   On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates (“Greenlight”) filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants’ factum.  The Company and the other respondents filed their responding facta in July 2007.  The Company continues to consider Greenlight’s oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

(c)   On May 18, 2007, ODS Technologies, L.P. d/b/a TVG Network filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement.  An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants.  At the present time, the final outcome related to this summons is uncertain.

(d)   MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(e)   The Company had $4.5 million (Real Estate Business – $3.5 million; MEC – $1.0 million) of letters of credit issued with various financial institutions at June 30, 2007 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.  The Company has also issued $0.2 million of letters of credit under the Real Estate Business’ $50.0 million unsecured senior revolving credit facility and $0.3 million of letters of credit under the MEC Credit Facility (note 6).

(f)    MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries.  At June 30, 2007, these indemnities amounted to $5.8 million with expiration dates through 2008.

(g)   At June 30, 2007, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $6.3 million (Real Estate Business – $2.4 million; MEC – $3.9 million).

(h)   One of MEC’s wholly-owned subsidiaries, SAC, entered into two interest rate swap contracts, one on March 1, 2007 and one on April 27, 2007, with an effective date of October 9, 2007, which fix the rate of interest at 7.0% and 7.1% per annum, respectively, to October 9, 2009 on a notional amount per contract of $10.0 million of the outstanding balance under SAC’s term loan facility.

(i)    On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide.  These agreements involved the formation of a joint venture, TrackNet Media Group, LLC (“TrackNet Media”), a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV™.  TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering (“ADW”) companies.  TrackNet Media will also purchase horseracing content from third parties to be made available through the respective MEC and CDI outlets.  Under the reciprocal content swap agreement, MEC and CDI will exchange their respective horseracing signals.  On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV ™ to CDI.  Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments.  MEC’s share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million, of which $0.8 million has been contributed to June 30, 2007.

(j)    On November 15, 2006, MEC’s wholly-owned subsidiary, Gulfstream Park Racing Association, Inc. (“GPRA”), opened phase one of the slots facility at Gulfstream Park with 516 slot machines and on March 20, 2007, GPRA opened phase two with an additional 705 slot machines.  GPRA opened the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of “Floridians for a Level Playing Field” (“FLPF”), a group in which GPRA is a member.  The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures.  FLPF filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court.  On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court which stayed the appellate court ruling pending its jurisdictional review of the matter.  The Florida Supreme Court has confirmed that it will hear the matter and oral arguments are scheduled for September 2007.

(k)   In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City Enterprises, Inc. (“Forest City” and, collectively with MEC, the “Partnership Members”) concerning the planned development of “The Village at Gulfstream ParkTM”.  That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property.  Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution.  MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed.  However, to June 30, 2007, MEC has not made any such contributions.  At June 30, 2007, approximately $17.4 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded entirely by Forest City.  Included in MEC’s “accounts payable and accrued liabilities” is an obligation of approximately $1.2 million reflecting MEC’s share of capital contributions in excess of $15.0 million.  The Limited Liability Company Agreement also contemplated additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed.  Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until such time as the initial contribution accounts of the Partnership Members are equal.  Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership.  The annual cash payments made to Forest City to equalize the Partnership Members’ initial contribution accounts will not exceed the amount of annual ground rent.

(l)    On September 28, 2006, certain of MEC’s affiliates entered into definitive operating agreements with Caruso Affiliated (“Caruso”) regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park.  Westfield Corporation (“Westfield”), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded.  On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council’s approval and granting of entitlements related to the construction of The Shops at Santa Anita.  In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest.  If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended.  Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields.  To June 30, 2007, MEC has expended $8.5 million on these initiatives, of which $2.2 million was paid in the second quarter of 2007.  These amounts have been included in MEC’s “real estate properties, net” on the Company’s unaudited interim consolidated balance sheets.  Under the terms of these arrangements, MEC may be responsible to fund additional costs.  However, to June 30, 2007, no such payments have been made.

(m)  On January 18, 2007, MEC announced that the 2007 race meet will be the last meet that MEC’s wholly-owned subsidiary, MI Racing, Inc., will run at Great Lakes Downs.  For the year ended December 31, 2006, Great Lakes Downs incurred a loss before income taxes and minority interest of $1.8 million.

(n)   A subsidiary of MEC participates in a multi-employer defined benefit pension plan for which the pension plan’s total vested liabilities exceed the plan’s assets.  Based on allocation information provided by the plan, the portion of the estimated unfunded liability for vested benefits attributable to MEC’s subsidiary is approximately $3.7 million.  Under specific circumstances, a “withdrawal liability” may be triggered by certain actions, including a withdrawal from the pension plan, which is not presently intended.

16.  SUBSEQUENT EVENTS

(a)   On July 24, 2007, one of MEC’s European subsidiaries amended and extended its 3.9 million euro bank term loan by increasing the amount available under the bank term loan to 4.0 million euros, bearing interest at the Euro Overnight Index Average rate plus 3.0% per annum, and extending the term to July 31, 2008.

(b)   On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability.  These initiatives include relinquishing MEC’s racing license in Romulus, Michigan, terminating MEC’s development plans for Dixon, California and listing the property for sale, ceasing racing at Magna Racino™ in Austria at the conclusion of its current meet in November 2007 and the listing for sale of real estate properties in Ocala, Florida and Porter, New York.  It is expected that the total gross proceeds from these disposals will exceed the aggregate net book value of these assets, which was approximately $71.0 million at June 30, 2007.  MEC also announced that it has retained Greenbrook Capital Partners Inc. (“Greenbrook”) to conduct a strategic review of its operations.  The strategic review will be led by Greenbrook’s Senior Partner, Tom Hodgson, a former President and Chief Executive Officer of MEC.  Greenbrook expects to make its report to MEC’s Board of Directors in early September.